Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
RESTRICTED STOCK AWARD AND SALE OF SHARES: D M BRISTOW
London, United Kingdom, 19 March 2010 — Randgold Resources Limited announced on 27 March 2009 that two awards of 40 000 restricted shares were granted to the chief executive, Dr D M Bristow. In terms of the first award two thirds of the award would vest on 1 January 2010 and in the second award one third would vest on 1 January 2010. The stock has now vested and the shares have been issued to Dr D M Bristow. The price of the restricted stock calculation was the Nasdaq Global Select Market closing price on 2 January 2009, being US$43.26.
In terms of the evaluation by the Company’s Remuneration Committee, Dr Bristow achieved the agreed performance criteria and accordingly the 26 667 and 13 333, totaling 40 000 restricted shares have been issued directly to him.
Dr Bristow elected to sell 20 000 shares which were sold on 19 March 2010 at US$74.35, but his total holding has increased by 20 000 shares, remaining the single largest individual shareholding in the Company, and is now as follows:

	Restricted
Holding prior to	shares awarded		Holding after	% Shareholding
award	and issued	Shares sold	award and sale	after award
677 584	40 000	20 000	697 584	0.77
Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288		Email: randgoldresources@dpapr.com
Website : www.randgoldresources.com